UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Partnerships in Refining:

Disclosure of Opportunities—Teasers

Rio de Janeiro, April 27, 2018—Petróleo Brasileiro S.A.—Petrobras informs that it has started the disclosure stage of two divestment opportunities (Teasers) related to the sale of its interest in refining and logistics in two geographical regions in Brazil.

The model provides for the creation of two subsidiaries, one including assets from the Northeast region, and the other including assets from the South region. Petrobras intends to sell 60% of its equity interest in each of these new companies.

The Northeastern subsidiary will comprise two refineries, namely Landulpho Alves (RLAM), in the state of Bahia, and Abreu e Lima (RNEST), in the state of Pernambuco, as well as the associated logistics assets (pipelines and terminals) operated by Transpetro: 2 marine terminals (Madre de Deus and Suape) and 3 inland terminals (Candeias, Itabuna and Jequié), 2 oil supply pipelines, 1 polyduct and 35 refined products pipelines connecting refineries to distribution terminals and distribution bases.

The Southern company will comprise two refineries, namely Alberto Pasqualini (REFAP), in the state of Rio Grande do Sul, and Presidente Getúlio Vargas (REPAR), in the state of Paraná, as well as the associated logistics assets (pipelines and terminals), operated by Transpetro: 4 marine terminals (Paranaguá, São Francisco do Sul, Tramandaí and Niterói) and 3 inland terminals (Guaramirim, Itajaí and Biguaçu), 2 oil supply pipelines, 2 polyducts and 4 refined oil pipelines connecting refineries to distribution terminals and distribution bases.

The partnerships are part of Petrobras strategic repositioning in refining, transportation and logistics segments, in line with Petrobras’ Strategic Plan and Business and Management Plan, which provides for the establishment of partnerships and divestments as one of the main initiatives for risk mitigation, value adding, sharing of knowledge, strengthening of corporate governance and improving the company’s financiability.

The opportunities presented are in line with the company’s proposed model disclosed on April 19, 2018, widely debated at the seminar “Petrobras Repositioning in Refining”, held at Fundação Getulio Vargas in Rio de Janeiro, with representatives of the Ministry of Mines and Energy (MME), the National Petroleum Agency (ANP), the Brazilian Institute of Petroleum, Natural Gas and Biofuels (IBP), the Industry and the Academy.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Both Teasers containing key information about the above-mentioned opportunities, as well as the criteria for the selection of prospective purchasers, are available on Petrobras’ website at the following address: http://www.investidorpetrobras.com.br/en/press-releases.

Besides the Teaser, the main subsequent phases of each divestment project will be disclosed, as detailed below:

•	Start of the non-binding phase (if applicable);
•	Start of the binding phase;
•	Concession of exclusive negotiation (if applicable);
•	Transaction approval by Senior Management (Executive Board and Board of Directors) and signature of contracts;
•	Closing.

The disclosure to the market herein is in compliance with Petrobras’ divestment methodology which is aligned with the special regime for asset disinvestment by Federal mixed-capital companies, provided for in Decree 9.188/2017.

This material is published pursuant to Brazilian regulatory requirements and does not constitute an offering under the U.S. securities laws and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website, which is accessible through hyperlink resulting from this URL, is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer